KIRKPATRICK & LOCKHART
                            SOUTH LOBBY - 9TH FLOOR
                              1800 M STREET, N.W.
                          WASHINGTON, D.C. 20036-5891




                                October 27, 1994



Neuberger & Berman Equity Assets
605 Third Avenue, Second Floor
New York, New York 10158-0006

Ladies and Gentlemen:

     Neuberger & Berman Equity Assets ("Trust") is a business trust organized under the laws of the State of Delaware and governed by a Trust Instrument dated October 18, 1993. You have requested our opinion regarding certain matters in connection with the Trust's issuance of shares of beneficial interest, par value $0.001 per share ("Shares"), in its series, Neuberger & Berman Socially Responsive Trust.

     We have, as counsel, participated in various corporate and other matters relating to the Trust. We have examined copies of the Trust Instrument and the Trust's By-Laws, as now in effect, the minutes of meetings of the trustees of the Trust, and other documents relating to the organization and operation of the Trust, and we are generally familiar with its business affairs. Based upon the foregoing, it is our opinion that the unissued Shares designated as Neuberger & Berman Socially Responsive Trust, which are currently being registered, may be legally and validly issued from time to time in accordance with the Trust's Trust Instrument and By-Laws; and when so issued, will be legally issued, fully paid and nonassessable by the Trust.

     The Trust is a business trust established pursuant to the Delaware Business Trust Act ("Delaware Act"). The Delaware Act provides that a shareholder of the Trust is entitled to the same limitation of personal liability extended to shareholders of for-profit corporations. To the extent that the Trust or any of its shareholders becomes subject to the jurisdiction of courts in states which do not have statutory or other authority limiting the liability of business trust shareholders, such courts might not apply the Delaware Act and could subject Trust shareholders to liability.



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Neuberger & Berman Equity Assets
October 27, 1994
Page 2



     To guard against this risk, the Trust Instrument: (i) requires that every written obligation of the Trust contain a statement that such obligation may be enforced only against the assets of the Trust; however, the omission of such a disclaimer will not operate to create personal liability for any shareholder; and (ii) provides for indemnification out of Trust property of any shareholder held personally liable, solely by reason of being a shareholder, for the obligations of the Trust. Thus, the risk of a Trust shareholder incurring financial loss beyond his or her investment because of shareholder liability is limited to circumstances in which: (i) a court refuses to apply Delaware law;
(ii) no contractual limitation of liability was in effect; and (iii) the Trust itself would be unable to meet its obligations.

     We express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940, or applicable state securities laws in connection with the sale of shares.

     We hereby consent to the filing of this opinion in connection with Pre-Effective Amendment No. 2 to the Trust's Registration Statement on Form N-1A. We also consent to the reference to our firm under the caption "Legal Counsel" in the Statement of Additional Information filed as part of the Registration Statement.

                                    Sincerely,

                                    KIRKPATRICK & LOCKHART



                                    By: /s/ Arthur C. Delibert
                                        ----------------------------
                                        Arthur C. Delibert